SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of May 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                       CAA CONFIRMS RYANAIR No.1 ON-TIME
                            MAJOR SCHEDULED AIRLINE

Ryanair, Europe's No.1 low fares airline, today (24th May 04) was confirmed by official UK CAA statistics as the most punctual major scheduled airline serving the UK for the full year 2003.

The CAA 2003 statistics show Ryanair AS No.1 for punctuality, with 81% of all flights on-time in 2003. British Airways lagged behind in 4th place with over 2 of every 10 flights delayed and Easyjet in 8th place with more than 3 in every 10 flights delayed.

Ryanair's Head of Communications, Paul Fitzsimmons said:
"The official CAA statistics for 2003 confirms what 28 million passengers this year already know - that when it comes to lowest fares and on-time flights no-one beats Ryanair.

So if you want to save money, and get there on time - fly Ryanair, Europe's No.1 on-time airline."

CAA PUNCTUALITY STATS FOR 2003 - Major scheduled airlines*:

AIRLINE                                  ON-TIME FLIGHTS IN 2003

1. RYANAIR                                         81%
2. LUFTHANSA                                       79%
3. KLM                                             78%
4. BRITISH AIRWAYS                                 78%
5. BMI                                             77%
6. FLYBE                                           75%
7. AER LINGUS                                      74%
8. EASYJET                                         68%
* Airlines operating over 60 flights per day
 (Source: CAA official data for 2003)


Ends:             Monday, 24th May 2004


For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300





                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  24 May 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director